September 14, 2010

VIA EDGAR (Correspondence Filing)

Ms. Deborah O’Neal-Johnson U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds  (the “Registrant”)

Post-Effective Amendment No. 39

File Nos. 333-132541; 811-21872

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks with respect to Post-Effective Amendment No 39 to the Registrant’s Registration Statement (the “Amendment”) filed with respect to the Catalyst Value Fund, the Catalyst Strategic Value Fund, the Catalyst/SMH High Income Fund, the Catalyst/SMH Total Return Income Fund and the Catalyst/Groesbeck Growth of Income Fund (each a “Fund,” collectively, the “Funds”).  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:	If the Registrant intends to request acceleration of the Amendment’s effectiveness, please insert the Fund’s financial statements for the fiscal year ended June 30, 2010.
Response:	The Registrant is not requesting acceleration.
Comment 2:

In the “Shareholder Fees” table for each Fund, please delete footnote 1.  Instead, you may revise the “Redemption Fee” line item to include a parenthetical reference to the wire transfer fee and include the amount of such fee in the “Shareholder Fees” table.

Response:	The disclosure has been revised as requested.
Comment 3:

In the “Portfolio Turnover” section for the Catalyst Value Fund, the Staff notes that the Fund’s portfolio turnover rate for the fiscal year ended June 30, 2010 was 157.77%.  If frequent trading is one of the Fund’s principal investment strategies, please revise the “Principal Investment Strategies” section to reflect as much and add corresponding risk disclosure.

Response:

Frequent trading is not one of the Fund’s principal investment strategies.  The higher than average turnover was due to unusual market conditions and the disclosure in the “Portfolio Turnover” section of the Statement of Additional Information has been revised as follows to reflect as much:

“Turnover rates are primarily a function of the Funds’ response to market conditions.  The portfolio turnover rate of the Value Fund for the fiscal ~~periods~~years ended June 30, 2008, 2009 and 2010 were  80.46%, 168.92% and 157.77%.  The Value Fund’s higher portfolio turnover rate for the fiscal year ended June 30, 2009 was due to extreme market conditions. The Value Fund’s higher portfolio turnover rate for the fiscal year ended June 30, 2010 was due to a restructuring of the Fund’s portfolio following the merger of the Roanoke Fund into the Value Fund.”

Comment 4:

In the “Principal Investment Strategies” section for the Catalyst Strategic Value Fund, please revise the disclosure to clarify how the reference to “Value” in the Fund’s name relates to the investment of the Fund’s assets “using a quantitative methodology followed by  qualitative research.”

Response:

The “Principal Investment Strategies” section further describes the investment process as follows: “The quantitative analysis ranks stocks based on a combination of the company's return on invested capital and free cash flow earnings yield. Return on invested capital is the company’s earnings as a percentage of the company's total assets.  Earnings yield is the company's free cash earnings per share as a percentage of the stock price. This methodology generally results in a selection of profitable companies with relatively low P/E ratios.”

The Registrant believes that the last sentence pertaining to low P/E ratios accurately and adequately describes the reference to “Value” in the Fund’s name, and has therefore declined to revise the disclosure in response to this comment.

Comment 5:	In the “Fee Table” for each Fund, note that the line item regarding “Acquired Fund Fees and Expenses” is not required if those fees do not exceed 0.01%.
Response:	The Registrant believes that the 0.01% estimate of “Acquired Fund Fees and Expenses” is accurate and therefore has opted to keep this line item in the “Fee Table.”
Comment 6:

In footnote 4 to the “Annual Fund Operating Expenses” each table, please note that the contractual fee waiver must be effective for no less than one year from the effective date of the Funds’ registration statement.

Response:	The disclosure has been revised as follows: “The advisor has contractually agreed to waive fees and/or reimburse expenses of the Fund through ~~July~~October 31, 2011.”
Comment 7:

To the extent applicable to either of the Funds (in particular the Catalyst Strategic Value Fund and the Catalyst/SMH Total Return Income Fund), please revise any disclosure related to investment in derivatives to take into account the Staff guidance provided in the July 31, 2010 letter to the Investment Company Institute regarding Derivatives-Related Disclosures by Investment Companies.

Response:	The Registrant has reviewed the Funds’ disclosure regarding investment in derivatives and believes that the disclosure comports with the Staff’s guidance in the above-referenced letter.
Comment 8:

In the “Investment Objective” section for the Catalyst/SMH Total Return Income Fund, please revise the disclosure to clarify that the Fund’s investment objective is total return and that current income and capital appreciation are either the principal ways in which the Fund seeks to achieve that objective or a secondary objective.

Response:	The disclosure has been revised as follows: “The TRI Fund seeks to provide total return ~~through~~, which consists of current income and capital appreciation.”
Comment 9:

In the “Performance” section for the Catalyst/SMH Total Return Income Fund, please revise the disclosure to include a statement as to why the secondary benchmark is included in the bar chart and average annual total return table.

Please also delete the disclosure regarding the S&P 500 Total Return Index.

Response:

The disclosure has been revised as follows:

“The bar chart and accompanying table shown below provide an indication of the risks of investing in the Total Return Income Fund by showing the total return of its Class A shares for each full calendar year, and by showing how its average annual returns compare over time with those of a broad measure of market performance.  The average annual returns are also compared over time to the Merrill Lynch US Cash Pay High Yield Index because the Fund’s portfolio generally includes a significant number of high yield bonds.”

The disclosure regarding S&P 500 Total Return Index has been deleted as requested.

Comment 10:

In the “Principal Investment Strategies” section for the Catalyst/Groesbeck Growth of Income Fund, the disclosure indicates that the Fund will invest in “large capitalization companies” and defines those as companies with a market capitalization of “$5 billion or more”; however, $5 billion appears to be in the mid-capitalization range of companies.  Please either increase the dollar amount used to define large capitalization companies or add disclosure regarding the risk of investing in mid-capitalization companies.

Response:

The following disclosure has been added to the “Principal Risks of Investing in the Fund”:

“Medium (Mid) Capitalization Stock Risk.   The earnings and prospects of mid-capitalization companies are more volatile than larger companies, they may experience higher failure rates than larger companies and normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures.”

In addition, the following disclosure has been added to the “Additional Information about the Fund’s Principal Investment Strategies and Related Risks” section:

•

“Medium (Mid) Capitalization Stock Risk.  To the extent the Fund invests in the stocks of mid-sized companies, the Fund may be subject to additional risks.  The earnings and prospects of these companies are more volatile than larger companies.  These companies may experience higher failure rates than larger companies.  Mid-sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures, mid-sized companies may have limited markets, product lines or financial resources and may lack management experience.”

Comment 11:	Please further describe, with specificity, any policies and procedures of the Fund for deterring frequent purchases and redemptions of Fund shares.
Response:

The following disclosure regarding the Funds’ policies and procedures for deterring frequent purchases and redemptions of Fund shares appears in the “Frequent Purchase and Redemptions of Fund Shares” section of the Prospectus:

“The Board of Trustees has adopted a policy directing the Funds to reject any purchase order with respect to one investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of the Fund that indicates market timing or trading that it determines is abusive.  This policy applies uniformly to all Fund shareholders.  Additionally, each Fund assesses a 1% redemption fee for short-term trading of shares sold within 90 days of purchase.”

The Registrant believes that the foregoing disclosure accurately and specifically describes the Funds’ policies and procedures for determining frequent purchases and redemptions of Fund shares and therefore the disclosure has not been revised.

Comment 12:

In the “Advisory Fees” section, in addition to the disclosure regarding the basis of the Board of Trustees’ approval of the management agreement with Catalyst Capital Advisors LLC for the Strategic Value Fund being available in the Trust's annual report to shareholders for the period ending June 30, 2010, please also disclose that the Board’s deliberations regarding approval of the sub-advisory agreement is available in that report as well.

Response:

The disclosure has been revised as follows:

“A discussion regarding the basis of the Board of Trustees’ approval of the management agreement with Catalyst Capital Advisors LLC and the sub-advisory agreement between Catalyst Capital Advisors LLC and Groesbeck Investment Management Corp. for the Strategic Value Fund will be available in the Trust's annual report to shareholders for the period ending June 30, 2010.”

Comment 13:

With reference to the statement that “[t]he Growth of Income Composite includes all client accounts managed by GIM with investment strategies and policies substantially similar to the Growth of Income Fund,” please confirm that Groesbeck Investment Management Corp. does not manage any other accounts in a similar fashion to that in which the Fund is managed.

Response:

Groesbeck Investment Management Corp. has confirmed to the Registrant that Groesbeck Investment Management Corp. does not manage any other accounts in a manner similar to the manner in which the Fund is managed and that no accounts managed in a manner similar to that in which the Fund is managed were excluded from the composite.

Statement of Additional Information

Comment 1:

With regard to the statement on the front cover that “the Catalyst Rising Dividend Income Fund” is not currently available for purchase,” note that even though the Fund is not available, the Fund should still file a prospectus for existing shareholders.

Response:	The Catalyst Rising Dividend Income Fund has not yet launched and has no shareholders.
Comment 2:	In the “Trustees and Officers” table, please revise the “Other Directorships” heading to reflect that this disclosure includes all directorships held during the past five years.
Response:	The disclosure has been revised to reflect that disclosure regarding “Other Directorships” includes all directorships during the past five years.
Comment 3:

In the risk oversight disclosure following the Trustee and Officer table, please revise the disclosure to indicate the role of the Board in risk oversight.  In addition, please present separate paragraphs for each Trustee when disclosing the Trustee’s skills, qualifications and attributes to serve as Trustee.

Response:

The disclosure has been revised as follows:

Mr. Caldwell, Mr. Weisz and Dr. Pariser serve on the Board’s Audit Committee.   The Board’s Audit Committee is a standing independent committee with a separate chair.  In its risk oversight role, t~~T~~he Board oversees risk management, and the full Board engages in discussions of risk management and receives reports on investment and compliance risk from the Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary.  The Audit Committee considers financial reporting risk to be within its area of responsibilities.  Generally, the Board believes that its oversight of material risks is adequately maintained through the risk-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information. The Board also meets with and receives reports from the Trust’s independent registered public accounting firm.  During the fiscal year ended June 30, 20~~09~~10, the Audit Committee met five times.

Mr. Szilagyi is the managing member of Catalyst Capital Advisors, an original sponsor of the Trust.  Mr. Szilagyi has many years of experience managing mutual funds and providing administrative services to other mutual funds.  His experience in the investment management industry makes him uniquely qualified to serve as the Trust’s Chairman.

Mr. Caldwell is the manager of a real estate investment firm.  Mr. Caldwell’s experience in the real estate and investment industries provides the Board with an additional perspective and understanding of investment strategies used by advisers to the Funds.

Mr. Weisz is an attorney and provides the Board with insight and experience regarding their duties and standards of care as well as legal procedures related to the Board’s responsibilities.

Dr. Pariser in the managing partner of a technology consulting firm and has served on the Boards of many other companies.  His experience with other Boards provides the Trustees with insight as to the manner in which matters are handled in other corporate settings, including the hiring and use of professionals such as counsel and audit firms.

Comment 4:	In the “Compensation of the Board of Trustees” table, please revise the “Total Compensation from Fund Complex” line item to disclose parenthetically the number of Funds in the Fund complex.
Response:	The disclosure has been revised as follows: Total Compensation from Fund Complex (14)
Comment 5:	In the “Financial Statements” section, please revise the disclosure to indicate that the financial statements for the fiscal year ended June 30, 2010 are incorporated by reference.
Response:

The disclosure has been revised as follows:

The financial statements of the Catalyst Value Fund, the Catalyst/SMH High Income Fund and the Catalyst/SMH Total Return Income Fund and the independent registered public accounting firm’s report appearing in the Annual Report for the fiscal year ended June 30, 20~~09~~10, and the unaudited financial statements of the Catalyst Value Fund, the Catalyst/SMH High Income Fund, the Catalyst/SMH Total Return Income Fund and the Catalyst/Groesbeck Growth of Income Fund for the period ended December 31, 2009 are incorporated herein by reference. You can obtain the Annual and Semi-Annual Reports without change by calling the Funds at 1-866-447-4228.

Part C

Comment 1:	With reference to Item 28(i), please file a new consent of counsel that references the current post-effective amendment number (rather than incorporating the consent by reference).
Response:

Item 28(i) has been revised to indicate that a consent of counsel will be filed with the post-effective amendment and the consent of counsel will reference the appropriate post-effective amendment number.

Comment 2:	With reference to Item 28(j), please file a new consent of the auditor that includes a reference to the Catalyst/Groesbeck Growth of Income Fund and the Catalyst Strategic Value Fund.
Response:

Item 28(j) has been revised to indicate that a consent of the auditor will be filed with the post-effective amendment and the consent will include a reference to the Catalyst/Groesbeck Growth of Income Fund and the Catalyst Strategic Value Fund.

General

Comment 1:	Please provide a statement in response to the generic “Tandy” comments.
Response:

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP